================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                       UNITED ASSET MANAGEMENT CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         OM ACQUISITION CORP. (OFFEROR)
                          A WHOLLY-OWNED SUBSIDIARY OF
                                 OLD MUTUAL PLC
                      (NAMES OF FILING PERSONS (OFFERORS))

                               -------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                             ----------------------

                                    909420101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ----------------------

                                MARTIN C. MURRAY
                             GROUP COMPANY SECRETARY
                                 OLD MUTUAL PLC
                           3RD FLOOR, LANSDOWNE HOUSE
                               57 BERKELEY SQUARE
                                 LONDON W1X 5DH
                                 UNITED KINGDOM
                         TELEPHONE: 011-44-171-569-0100
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON
  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                               -------------------

                                    COPY TO:
                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000

                               -------------------

                            CALCULATION OF FILING FEE

================================================================================
         Transaction Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
             $1,467,376,175                            $293,476
================================================================================

* For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 57,177,404 shares of common stock, par value
     $0.01 per share, of United Asset Management Corporation ("Shares"), plus a maximum of 1,517,643 net Shares issuable upon the exercise of outstanding options, at a price of $25.00 per Share, without interest. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:     None              Filing Party:  Not Applicable
     Form or Registration No.:   Not Applicable    Date Filed:    Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [x] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

                                   SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by OM Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Old Mutual plc, a public limited company incorporated in England and Wales ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of United Asset Management Corporation, a Delaware corporation (the "Company"), pursuant to Purchaser's offer to purchase all outstanding Shares at a price of $25.00 per Share, subject to adjustment as provided in the Offer to Purchase, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1. SUMMARY TERM SHEET

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the subject company is United Asset Management Corporation. The Company is a Delaware corporation. The address of the Company's principal executive offices is One International Place, Boston, Massachusetts 02110. The Company's telephone number is (617) 330-8900.

(b) The class of securities to which this Schedule TO relates is the common stock, par value $0.01 per share, of the Company. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 6 ("Price Range of the Shares; Dividends") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a),(b),(c) This Schedule TO is being filed by Purchaser and Parent. The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent") and in
                           Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a)(1)(i-viii, xii)
(a)(2)(i-iv, vii)          The information set forth in the Offer to Purchase
                           under "Introduction", Section 1 ("Terms of the Offer;
                           Expiration Date"), Section 2 ("Acceptance for Payment and Payment"), Section 3 ("Procedures for Accepting the Offer and Tendering Shares"), Section 4
                           ("Withdrawal Rights"), Section 5 ("Certain U.S.
                           Federal Income Tax Consequences"), Section 11
                           ("Purpose of the Offer
                           and the Merger; Plans for the Company; the Merger
                           Agreement and other Agreements; Other Matters"),
                           Section 14 ("Certain Conditions of the Offer") and
                           Section 15 ("Certain Legal Matters; Required
                           Regulatory Approvals") is incorporated herein by reference.

(a)(1)(ix)                 Not applicable.

(a)(1)(x)                  Not applicable.

(a)(1)(xi)                 Not applicable.

(a)(2)(v)                  Not applicable.

(a)(2)(vi)                 Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) No transactions, other than those described in paragraph (b), have occurred during the past two years between the filing person and the Company or any of its affiliates that are not natural persons.

(b) The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement and Other Agreements; Other Matters") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The information set forth in the Offer to Purchase under "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement and Other Agreements; Other Matters") is incorporated herein by reference.

(c)(1-7) The information set forth in the Offer to Purchase under "Introduction," Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listings; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement and Other Agreements; Other Matters") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a),(b),(d) The information set forth in the Offer to Purchase under Section 12 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a),(b) The information set forth in the Offer to Purchase under "Introduction" and Section 9 ("Certain Information Concerning Purchaser and Parent") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Certain Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

(a),(b) Because the consideration offered consists solely of cash, the offer is not subject to any financing condition and the Offer is for all outstanding Shares, Purchaser believes the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 11. ADDITIONAL INFORMATION

(a) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"), Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listings; Exchange Act Registration; Margin Regulations"),
                           Section 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement and Other Agreements; Other Matters") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(A)                  Offer to Purchase, dated July 17, 2000.

(a)(1)(B)                  Letter of Transmittal.

(a)(1)(C)                  Notice of Guaranteed Delivery.

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Summary Advertisement, dated July 17, 2000, appearing in The Wall Street Journal.

(b) Commitment Letter, dated June 18, 2000, from Barclays Bank plc, Citibank N.A. and National Westminster Bank plc.

(d)(1) Agreement and Plan of Merger, dated as of June 16, 2000, by and among Parent, Purchaser and the Company. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, dated June 19, 2000).

(d)(2) Confidentiality Agreements, dated March 14, 2000 and August 10, 1999, by and between Parent and the Company.

(g)                        Not applicable.

(h)                        Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of July 17, 2000 that the information set forth in this statement is true, complete and correct.

                                         OLD MUTUAL PLC




                                         By: /s/ MARTIN MURRAY
                                            ----------------------------------
                                            Name:  MARTIN MURRAY
                                            Title: Company Secretary


                                         OM ACQUISITION CORP.




                                         By: /s/ BRIAN BASKIR
                                            ----------------------------------
                                            Name:  BRIAN BASKIR
                                            Title: Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         ------------------------------------------------------------
(a)(1)(A)           Offer to Purchase, dated July 17, 2000.

(a)(1)(B)           Letter of Transmittal.

(a)(1)(C)           Notice of Guaranteed Delivery.

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)           Form of letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

(a)(1)(F)           Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.

(a)(1)(G)           Summary Advertisement, dated July 17, 2000, appearing in the
                    Wall Street Journal.

(b) Commitment Letter, dated June 18, 2000, from Barclays Bank plc, Citibank N.A. and National Westminster Bank plc.

(d)(1) Agreement and Plan of Merger, dated as of June 16, 2000, by and among Parent, Purchaser and the Company. (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, dated June 19, 2000).

(d)(2)              Confidentiality Agreements, dated March 14, 2000 and
                    August 10, 1999, by and between Parent and the Company.

                            STATEMENT OF DIFFERENCES

The registered trademark symbol shall be expressed as.......................'r'
The British pound sterling sign shall be expressed as.......................'L'